Exhibit (c)(x)
ProjectMilosAvastinAdjuvantAnalystObservationsAugust2008

Avastin Adjuvant Analyst Observations

Research Analyst Observations

Selected Commentary on Adjuvant Avastin

Broker	Target Price		08E Avastin Sales (Excl. Adjuvant)	Estimated Value of Avastin Adjuvant	Selected Comments on Avastin Adjuvant
	Pre-Offer	Post-Offer			
Bank of America Katherine S. Kim	$95.00 (07/14/08)	$100.00 (07/22/08)	$2.660 bn	Confidence in a successful outcome, and sees high probability for trial ending in Nov/Dec 08 or May/June 09	"Last night, Genentech moved up its timeline for final efficacy and safety data from NSABP C-08, a Ph. III trial of FOLFOX ± Avastin in adjuvant colon cancer, from 2010 to 2009. The company's reasons for revising its timeline were 1) NSABP's rate of data collection, 2) rapid patient enrollment, and 3) a higher than planned number of Stage III patients vs. Stage II. We view the revision of the timeline positively, predominately because the trial enrolled more-than-expected Stage III patients, a subset in which Avastin is likely to be more effective vs. Stage II patients. This increases our confidence for a successful outcome since more of the appropriate patients have now been enrolled into the study (we estimate at least 70-75% are Stage III). Additionally, this increases the probability of the trial stopping in the next two interim looks (Nov/Dec-08 or May/Jun-09)" – *May 16, 2008* "… We believe Genentech should command more, assuming the Avastin adjuvant colon cancer and Tarceva Ph. III trials are successful. Based on these elements, we would not be surprised if the offer price is raised to at least $95-$100/share (16%-22% premium)" – *July 22, 2008*
BEAR STEARNS Mark Schoenebaum	n.a.	n.a.	n.a.	CRC: $0.70 / share in 2011E and $0.75 / share in 2012E (EPS) Forecasts exclude adjuvant projections	"We believe the stock will likely maintain an above market PE unless the ongoing Avastin adjuvant colon cancer trial fails -- and a failure almost certainly would not be announced until 1H 2010 (but success could be announced earlier)… The most important element to upside is clearly the ongoing phase 3 trial of Avastin in adjuvant (early stage) colon cancer. If the trial hits sometime in the next 2 years, we believe upside from current levels could approximate ~44%-52%. If successful, our 2011 estimate would rise from $4.18 to about $4.88, and we think the PE can sustain current levels (~20x). Upside could be much more dramatic if the Street adopts the belief that Avastin will also work in much bigger setting of adjuvant breast cancer (data in 2012/13)" - *May 6, 2008*
BMO Capital Markets Jason Zhang	$82.00 (7/15/08)	$104.00 (8/13/08)	$2.654 bn	n.a.	"We don't question Roche's determination to own DNA outright because doing so would bring in …. substantially more [revenue] if Avastin is positive in a colorectal cancer adjuvant trial" – *February 25, 2008*

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Source: FactSet, Bloomberg, Equity Research

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Avastin Adjuvant Analyst Observations

Research Analyst Observations

Selected Commentary on Adjuvant Avastin

Broker	Target Price Pre-Offer	Target Price Post-Offer	08E Avastin Sales (Excl. Adjuvant)	Estimated Value of Avastin Adjuvant	Selected Comments on Avastin Adjuvant
CARIS & COMPANY Douglas Chow	n.a.	n.a.	$2.570 bn	n.a.	"We believe Avastin could be successfully developed in the adjuvant setting, which is a multi-billion dollar market opportunity that could provide significant long term revenue growth for the company... The recent confirmatory AVADO data, combined with the positive data from E2100 suggests that Avastin could work better in earlier stages of breast cancer. Recall that in the second-line setting, Avastin did not improve progression-free survival (PFS) in the Phase III trial, AVF2119g. Yet, Avastin improved PFS in the first-line setting in both E2100 and AVADO, suggesting that blocking angiogenesis might be more effective in earlier stages of breast cancer. Later stages or breast cancer might be more difficult to treat because over time, they could develop redundant angiogenic pathways that could work around Avastin. We currently estimate Avastin in MBC will increase annual Avastin sales by about $700mm per year over a three year period. Approval of Avastin in adjuvant colon cancer and adjuvant breast cancer could increase Avastin sales by another $2.8B" – *February 25, 2008*
citi Yaron Werber, M.D.	$91.00 (07/16/08)	$108.00 (08/15/08)	$2.663 bn	CRC: $2.5 bn Breast: $6.0 bn Lung: $1.9 bn Post-offer, kept base case probability of CRC adjuvant success at 60%; increased upside case probability of CRC adjuvant success from 60% to 75% and of NSCLC and breast cancer adjuvant success from 0% to 75% (factors in both to arrive at target price)	"The most important upcoming event for Genentech will be final data analysis of the NSABP C-08 study in late '09. We believe that much of Genentech's future growth will largely depend on this trial. If Avastin is effective in this setting, it will boost investor confidence that it may work in other adjuvant settings (breast and lung cancer) which could lead to significant multiple expansion and EPS upside in the out-years. On the flip side, we believe that if this trial fails, investors will be disillusioned and the multiple could contract.... We concede that getting an edge on the likelihood of success is very tough since this is a large study with 2,700+ patients testing a new way of using Avastin with little historical data to help us quantify the likelihood of success. Nevertheless, based on interim safety results which were presented at the American Society of Clinical Oncology (ASCO) meeting in June and discussions with physicians, we are comfortable attributing this study a 60% likelihood of success" – *July 16, 2008* "Our third valuation technique uses the probability-adjusted upside from upcoming clinical trials...We assign a blended 75% probability that these [adjuvant] trials will be successful, given that Roche (who has access to all preliminary data) is choosing to acquire Genentech ahead of all this clinical data. This is a bullish move, in our view" – *August 14, 2008*

Source: FactSet, Bloomberg, Equity Research

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Avastin Adjuvant Analyst Observations

Research Analyst Observations (cont'd)

Selected Commentary on Adjuvant Avastin

Broker	Target Price		08E Avastin Sales (Excl. Adjuvant)	Estimated Value of Avastin Adjuvant	Selected Comments on Avastin Adjuvant
	Pre-Offer	Post-Offer			
COWEN AND COMPANY Eric Schmidt, Ph.D.	n.a.	n.a.	$2.650 bn (U.S.)	Total: $4.550bn revenue by 2012 Colon: $1.240bn revenue by 2012 Breast: $1.204bn revenue by 2012 Lung: $2.046bn revenue by 2012	"Because the study was not halted, we calculate that the hazard ratio for Avastin at the time of the analysis could have been anywhere from 0.69 (Avastin highly efficacious) to 1.07 (Avastin quite harmful). Genentech also indicated that final results from this study are likely in 2009, a view that is consistent with our statistical simulations. While near-term news flow (ASCO, Q2 earnings) could pressure shares, we believe the risk/reward profile of owning DNA shares into data from NSABP-C08 is highly positive" – *May 16, 2008* "Although Avastin sales are experiencing renewed growth in breast cancer, we believe the drug's opportunity in adjuvant cancers remains the key determinant of Genentech's longer-term growth, with data expected in 2008/09... Success for Avastin in adjuvant colon cancer (data expected in late 2008 or 2009) could drive dramatic upward revisions to Genentech's earnings and growth rates. While it is impossible to have confidence in the outcome of this trial, we believe the risk/reward of owning the shares into this binary event is highly favorable" – *July 15, 2008*
CREDIT SUISSE Michael Aberman, M.D.	$82.00 (07/14/08)	$98.00 (07/21/08)	$2.660 bn	n.a.	"We believe the most important trial is the adjuvant colorectal cancer trials which open up the potential for Avastin use in multiple adjuvant settings that could deliver several billion dollars of growth" – *March 16, 2008* "In terms of the long term thesis for Genentech, 2009 will be a critically important year with the final results of the CALGB-C08 trial of Avastin in adjuvant colorectal cancer expected. Like most investors, we believe positive data from that trial will likely drive significant upside. However, we caution that a failed trial could provide significant downside as it would likely lead to multiple contraction from current levels" - *June 26, 2008* "Investors will now speculate whether or not this is a fair price, comparing the premium to prior biotech acquisitions and wondering how much Roche is paying for Avastin's adjuvant opportunity... We think a Roche offer at the stock's all time high will difficult for minority shareholders to reject. While some investors might push to delay a decision until after the 4Q look at the Avastin adjuvant colorectal cancer trial, we anticipate a vote and approval prior to those data (recall we do not expect data until 2009)" – *July 21, 2008*

Source: FactSet, Bloomberg, Equity Research

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Avastin Adjuvant Analyst Observations

Research Analyst Observations

Selected Commentary on Adjuvant Avastin

Broker	Target Price Pre-Offer	Target Price Post-Offer	08E Avastin Sales (Excl. Adjuvant)	Estimated Value of Avastin Adjuvant	Selected Comments on Avastin Adjuvant
Deutsche Bank Mark Schoenebaum	$85.00 (07/14/08)	$97.00 (07/24/08)	$2.625 bn (U.S.)	CRC: $13.84 / share Breast: $10.97 / share Lung: $7.16 / share Has a positive trial outcome bias. Believes that if adjuvant colon cancer is approved, will achieve 100% of the $13.84 upside, and a 50% probability of achieving the breast and lung upside Forecasts exclude adjuvant projections	"The key event that could drive stock upside is data from the ongoing phase 3 trial on Avastin in the adjuvant (early stage) colon cancer setting. Data are due sometime between late 2008 and 2009. Although the outcome is difficult to predict, our bias is positive. If Avastin works in the adjuvant setting, we estimate there is at least $30 of stock upside (~40%+). We expect investors will price in not only uptake in adjuvant colon cancer, but some probability Avastin will work in this setting in lung and breast cancer as well. If the trial is negative in late 2009, we suspect the PE will contract at that time to 14-16x 2010 EPS estimates. As a reminder, if the trial is negative, data will almost certainly not be released before late 2009, which means investors are protected from bad news this year" – *June 26, 2008* "Longer term (2009+), sustainable Avastin growth depends largely on the ongoing adjuvant colon cancer trial (data by YE09), which we think is more likely to work than not" – *July 14, 2008* "Key risks to DNA include less-than-expected uptake in breast and lung cancers in 2008, adjuvant failure before merger completion, and incompletion of merger. The primary risk to DNA is that Avastin fails in the adjuvant setting (data expected by late 2009) ahead of finalization of the merger. If this occurs, the stock could fall to levels in line with Roche's initial offering price of $89/share" – *July 21, 2008*
Goldman Sachs May-Kin Ho, Ph.D.	$88.00 (07/15/08)	n.a.	$3.000 bn	CRC: $1+ bn by 2009 Believe in a high potential of Avastin in adjuvant CRC and other cancers	"We estimate the penetration of Avastin is close to peak in 2007 at about 70% for first-line, and about 35% for second- / third-line therapy. Future growth will depend mostly on efficacy in adjuvant CRC and in combination therapy with other targeted agents, such as Erbitux and Tarceva" – *March 10, 2008* Most investors view the Phase 3 trial of Avastin in adjuvant colorectal cancer (CRC) with $1+ bn potential to be the key study that can significantly improve the growth rate of Avastin. While we agree with the high potential of Avastin in adjuvant CRC, we believe that the potential in other cancers, such as glioblastoma (GBM), ovarian cancer and prostate cancer is underappreciated. These three indications have a combined sales potential of about $1.2 bn" – *May 21, 2008*

Source: FactSet, Bloomberg, Equity Research

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Avastin Adjuvant Analyst Observations

Research Analyst Observations (cont'd)

Selected Commentary on Adjuvant Avastin

Broker	Target Price		08E Avastin Sales (Excl. Adjuvant)	Estimated Value of Avastin Adjuvant	Selected Comments on Avastin Adjuvant
	Pre-Offer	Post-Offer			
Jefferies & Company Adam A. Walsh, M.D.	$78.00 (07/15/08)	$95.00 (07/21/08)	$2.705 bn	n.a.	"We continue to harbor concerns regarding long-term EPS growth potential for DNA, and a successful NSABP-C08 trial (Avastin for adjuvant CRC) outcome is key to changing our view. We believe this trial's outcome remains pivotal to accelerating EPS growth beyond our 5-year 13% CAGR estimate. The next interim analysis will occur in 4Q08 and then every 6 months thereafter. We are less optimistic than the Street that the recently approved Avastin metastatic breast cancer (mBC) indication can re-accelerate the Avastin franchise in a meaningful way, leading to sustained EPS outperformance" – *July 15, 2008* "We see limited additional premium above offer: While we believe Genentech has the potential to fetch a slightly higher premium, the pre-existing unique relationship between Roche and Genentech coupled with Roche's firm position on valuation, suggest to us that any final premium is unlikely to be greater that ~10% higher than the current offer, or ~$100… Roche indicated that it has assumed a solid probability of success in the adjuvant CRC trial, which is included in the transaction valuation" – *July 21, 2008*
JPMorgan Geoffrey Meacham	$100.00 (07/14/08)	$100.00 (08/13/08)	n.a.	70% probability of adjuvant CRC success	"The most important of these [upcoming results] is Avastin in adjuvant colon, which we think has a ~70% probability of success with implications for Avastin in adjuvant breast and lung" – *July 21, 2008*

Source: FactSet, Bloomberg, Equity Research

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Avastin Adjuvant Analyst Observations

Research Analyst Observations (cont'd)

Selected Commentary on Adjuvant Avastin

Broker	Target Price Pre-Offer	Target Price Post-Offer	08E Avastin Sales (Excl. Adjuvant)	Estimated Value of Avastin Adjuvant	Selected Comments on Avastin Adjuvant
LEHMAN BROTHERS Jim Birchenough, M.D.	$75.00 (07/15/08)	$105.00 (08/13/08)	$2.701 bn	n.a.	"NSABP presented updated data from the C-08 adjuvant CRC trial of Avastin + FOLFOX in addition to updated efficacy data from the predecessor C-07 FOLFOX adjuvant study. Key points included a lack of 5-year survival benefit in C-07 despite improved 3-year disease free survival, worse outcome post-progression in patients receiving prior adjuvant oxaliplatin, imbalances in chemotherapy that could confound C-08 data analysis and greater deaths (17 vs 14) in patients treated with Avastin + FOLFOX. While greater chemo exposure in Avastin treated patients could benefit efficacy in C-08, we believe aforementioned points increase regulatory risk" – *June 2, 2008* "Roche management has long stated that the advantages of the 'collegiate approach' to the Roche family outweighed the logistics difficulties. In particular, it meant that negotiation with potential partners was easier as Roche could demonstrate a track record of not buying out successful partners. It may be that with some important data coming up later in the year (adjuvant colorectal cancer 24-month interim review) this represented the best time to put forward this transaction without the prospect of the length of time taken beginning to encompass new data that might make the various boards insiders for a protracted length of time. This could be the case if good Avastin data was not published until ASCO 2009" – *July 21, 2008*
Morgan Stanley Steven Harr, M.D.	$94.00 (07/14/08)	$110.00 (08/11/08)	$2.655 bn (U.S.)	CRC: >$1bn based on DCF (07/14/08) U.S. Total: >$5 bn (07/14/08 and 07/21/08) Believe more likely to have a positive result in 2009 Assuming adjuvant success adds >$25 in value per share, yielding a fair value of $131 per share 80% probability of Avastin working in adjuvant cancers	"Longer-term, our bias continues to be positive that Avastin has a role in early adjuvant stage cancers (we have outlined the rational in earlier notes) and efficacy here would lead to a major valuation step up for DNA. While there is another analysis in 4Q from the ongoing adjuvant colorectal cancer trial (NSABPC-08) which could lead to an early termination of the trial due to overwhelming efficacy, we think a positive result is more likely during one of the two final looks at this trial in 2009 (April/May and October/November). That said, we must admit that this trial is relatively high-risk to begin with, and trying to get our hands around the exact timing of the final result is a relatively fruitless effort" – *July 14, 2008* "Roche's $89/share offer for Genentech is inadequate, in our view, under almost any reasonable business scenario (including if Avastin fails in the adjuvant setting), and at 23x our 2009E diluted EPS of 3.82, is less than the average trading multiple of large cap biotechs… [Genentech's drugs] still have meaningful potential growth (e.g. Avastin in adjuvant cancers represents >$5 bn potential new opportunity with data in late 2008 or 2009)" – *July 21, 2008* "Our analysis suggests fair value for DNA will exceed $125 if Avastin works in adjuvant cancers, and Roche may not want to take the risk that data are available before closing. Roche's ownership structure makes using equity difficult, and Genentech may be too expensive for an all cash bid if adjuvant works (Roche can likely get financing at higher valuation, but will be more expensive)." – *August 11, 2008*

Source: FactSet, Bloomberg, Equity Research

Greenhill

Avastin Adjuvant Analyst Observations

Research Analyst Observations (cont'd)

Selected Commentary on Adjuvant Avastin

Broker	Target Price		08E Avastin Sales (Excl. Adjuvant)	Estimated Value of Avastin Adjuvant	Selected Comments on Avastin Adjuvant
	Pre-Offer	Post-Offer			
NATIXIS BLEICHROEDER Alex To	$76.00 (07/15/08)	$95.00 (08/13/08)	$2.652 bn	CRC: $1.0bn revenue by 2011	"However, in view of the asymmetric binary upside potential related to the NSABP and AVANT colorectal cancer adjuvant trials that might have interim results in this year leading to a stock price increase (see our notes on 2/14 and 2/25), we are valuing DNA at a premium" – *July 14, 2008* "Avastin's adjuvant colorectal trial could successfully conclude following one of the interim analyses. The next interim analysis is scheduled in fourth quarter 2008 then every six months thereafter" – *July 21, 2008*
PiperJaffray. Thomas Wei, Sr.	$94.00 (07/15/08)	$96.00 (07/22/08)	$2.832 bn	65% probability of positive adjuvant Avastin CRC, lung and breast results	"We have taken our free cash flow estimates through 2012 and added several assumptions, including … a 65% probability of positive data for Avastin in adjuvant colon, lung and breast studies" – *July 22, 2008*
OPPENHEIMER Bret Holley, Ph.D	$88.00 (07/15/08)	$105.00 (08/13/08)	$2.832 bn	n.a.	"Overall, we believe the KRAS data further establish Avastin as the therapy of choice in the first-line mCRC setting, and potentially other tumor types. We believe Avastin's broad activity in both KRAS wild-type and mutated patients will be an important differentiating factor for the drug vs. either Erbitux or Vectibix, should these drugs eventually be approved for 1st-line mCRC in the U.S. This would also be an important advantage for Avastin in adjuvant colorectal cancer, in our view, if either Erbitux or Vectibix are approved in this setting over the long-term" – *July 15, 2008* "We believe Roche is attempting to capture DNA's significant future growth on the cheap. We believe DNA is at the beginning of an upside inflection point, driven by Avastin's successful launch for mBC and our expectation for the drug's success in adjuvant CRC, and, based on this, we believe a 25-35% premium for DNA's outstanding shares would be minimally acceptable ($102-110/share)" – *July 21, 2008*

Source: FactSet, Bloomberg, Equity Research

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Avastin Adjuvant Analyst Observations

Research Analyst Observations (cont'd)

Selected Commentary on Adjuvant Avastin

Broker	Target Price		08E Avastin Sales (Excl. Adjuvant)	Estimated Value of Avastin Adjuvant	Selected Comments on Avastin Adjuvant
	Pre-Offer	Post-Offer			
Rodman & Renshaw Michael G. King, Jr.	$90.00 (07/15/08)	$90.00 (08/13/08)	$2.723 bn (U.S.)	CRC: $2.20 / share, or $2.3 bn (based on DCF) Believe a high probability the adjuvant sales will occur Forecasts exclude adjuvant projections	"We believe DNA is ready to show renewed earnings growth aided by Avastin growth in mBC in the near term and by the adjuvant CRC indication in the long term. Much of the potential upside from the adjuvant CRC indication is not factored into our financial model. We look forward to the presentation of the RIBBON-I trial data later this year, along with the planned sBLA submissions for the use of Avastin for the treatment of renal cell cancer and glioblastoma multiforme and Rituxan for early-stage rheumatoid arthritis during 2H08" *–July 15, 2008* "DNA expects Avastin growth in the near term to be driven primarily by breast and lung indications. The C-08 adjuvant CRC trial is expected to be completed in 2009. However, DNA anticipates the next efficacy analysis in 4Q08; recall that safety data was already presented by the NSABP at the recent ASCO meeting. Also recall that adjuvant CRC is the next big value driver for DNA and could positively impact sales as early as 2009" *– July 21, 2008*
UBS Maged Shenouda	$92.00 (07/15/08)	$115.00 (08/07/08)	$2.660 bn	$20.00 / share CRC: $1.2bn 50% probability of adjuvant CRC trial success	"We would expect Roche to counter with a higher bid, although the timing of this bid is not clear. However, we believe it would be sooner than later, in an attempt to fully capitalize on a positive outcome in the adjuvant Avastin C-08 trial, which we believe, has approximately a 50% probability of success" *– August 13, 2008*
Wachovia George Farmer, Ph.D.	$72.50 (06/02/08)	n.a.	$2.631 bn	n.a.	"We believe DNA shares could maintain momentum going into an expected interim look at the AVANT and C-08 trials evaluating Avastin in an adjuvant colorectal cancer setting. Admittedly, we have no feel for what to expect from this look as we remain on the sidelines. Should this event come and pass without incident, DNA shares could sell off from new year highs we expect to be hit this week. Future sales of Avastin as adjuvant treatment for CRC are not reflected in our model at this time" *– February 25, 2008* "Safety data from the adjuvant colorectal cancer trial, NSABP C-08, can only be a negative for DNA shares, in our view, since efficacy data will not be shared. We expect any safety issue, no matter how negligible, will raise concerns regarding potential use of Avastin in the adjuvant setting. Efficacy data from this study may not be mature until 2010. Nevertheless, with revenue from Avastin sales not factored in our or other Street models at this time, we believe this overhang should lift once this data is released" *– May 14, 2008*

Source: FactSet, Bloomberg, Equity Research

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Avastin Adjuvant Analyst Observations

Other Media Observations

Selected Commentary on Avastin Adjuvant

Media Source	Title of Article	Date of Article	Selected Commentary
The Deal.com Alex Lash	Genentech's Avastin data looms large	08/07/08	"It could be the most important binary event in history of biotech," said Cowen and Co. LLC analyst Eric Schmidt. Schmidt said breakthrough results — investigators hope the Avastin-chemo combination shows at least a 25% reduction in risk of relapse over chemo alone — could give investors hope for Avastin as an adjuvant treatment across several types of cancer, perhaps adding $30 billion to $50 billion to Genentech's market cap. "There is always a risk that Genentech would not be motivated to sign a merger prior to the announcement of trial results unless the offer price is really attractive," wrote Lehman Brothers Inc.'s Evren Ergin in a risk arbitrage report from July 30."
The New York Times Gina Kolata and Andrew Pollack	In Costly Cancer Drug, Hope and a Dilemma	07/06/08	"It's high because Genentech can price it high,'" he said, noting that Avastin's price was in line with that of some other cancer drugs. Despite the company's research and development costs, Mr. Schmidt said, "Genentech is one of the most profitable of pharmaceutical and biotechnology companies."
MarketWatch Val Brickates Kennedy	Genentech analysts weigh in on Avastin	04/11/08	"'Avastin sales were $600 million, $23 million short of our estimate, and clearly did not get a boost from the recent breast cancer approval,' wrote the RBC analysts in a research note... 'Positive results would open a significant new blockbuster market and likely result in significant multiple expansion as confidence increases in other adjuvant uses of Avastin,' the RBC analysts said"
AP Associated Press Marcus Wholsen	Genentech reports jump in first-quarter earnings on strong sales of cancer drugs	04/11/08	"They beat on the bottom line but Avastin was a miss," said Jason Kantor, a biotech equities analyst with RBC Capital Markets, who predicted $622 million (euro391.81 million) in Avastin sales. "This is a stock which trades on Avastin sentiment."

Source: Brunswick

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Avastin Adjuvant Analyst Observations

Other Media Observations (cont'd)

Selected Commentary on Avastin Adjuvant

Media Source	Title of Article	Date of Article	Selected Commentary
REUTERS Bill Berkrot	Data show potential growth for Genentech's Avastin	05/16/08	""We found several reasons to like Genentech ahead of ASCO," JPMorgan analyst Geoff Meacham said in a research note. "This is driven in part from the larger percentage of stage 3 patients enrolled, which we believe bodes well for the potential success of Avastin as these patients have more severe disease that should benefit from Avastin," Meacham said. "Safety is particularly critical in this setting as patients are able to be potentially cured of their disease," said Rodman & Renshaw analyst Michael King. "These results are encouraging given that the safety bar is higher for earlier stage cancer. Based on this data it appears that safety is not a hurdle and we now look forward toward efficacy data," [Lazard Capital Markets analyst Matthew] Osborne said in a research note. "Clearly efficacy is the critical question here," agreed Sanford Bernstein analyst Geoffrey Porges. "But it was reassuring to see that the abstract did not reveal any significant new safety concerns that would limit Avastin's potential in the adjuvant setting." "While the clinical need is great in this patient population and Avastin appears approvable based on the results, we would characterize the benefit as modest," he said of the early data."
AP Associated Press Staff Writer	JP Morgan expects eventual breast cancer approval for Genentech's Avastin, with some delays	02/12/08	"Analyst Geoffrey Meacham, in a call with investors, said there is a 50 percent chance the FDA will send the company an approvable letter, or information request, following the Feb. 23 decision. The key question, Meacham said, is whether the FDA will want better results on the drug's ability to improve the overall survival rate of patients. 'The conclusion here is basically there is a high likelihood of an approvable letter,' he said. 'But we're still pointing to a good risk-reward profile going into the PDUFA (decision) date.'"

Greenhill

Source: Brunswick

11